Filed by Eldorado Resorts, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Caesars Entertainment Corporation

Commission File No. 1-10410

1.	Why are Eldorado and Caesars combining?

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The planned acquisition of Caesars substantially broadens Eldorado’s scale and further strengthens our foundation, bringing geographic diversification, including Las Vegas Strip assets, and iconic brands to our existing operations and presenting us with significant financial and operating synergies. As a result, we expect the combination to enhance our competitive position and our ability to achieve consistent long-term success for the benefit of all of our stakeholders, including our team members and public shareholders.

•	The combined company will be the nation’s premier gaming company with approximately 60 casino-resorts and gaming facilities across 16 states.

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Over the last five years we have successfully increased Eldorado’s scale and geographic footprint and our proposed acquisition of Caesars Entertainment represents a transformational growth opportunity for our Company. This is a significant positive change from the two and a half properties we owned in two states a little more than five years ago.

2.	Who is Caesars?

•	Caesars is the world’s most geographically diversified casino-entertainment company with 34 domestic casino properties in nine states.

•	The Caesars property portfolio features approximately 48,000 slot machines and VLTs, approximately 3,000 table games, and approximately 39,000 hotel rooms.

•	Caesars has several iconic brands in their operations including Caesars, Caesars Rewards, Harrah’s, Bally’s, World Series of Poker and Horseshoe.

•	The Caesars Reward program is the largest in the world with approximately 55 million members in its database and represents a valuable addition to Eldorado’s customer base.

3.	What will be the management structure of the combined company?

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Eldorado’s Gary Carano, Executive Chairman of the Board of Directors, Tom Reeg, Chief Executive Officer, Anthony Carano, President and Chief Operating Officer and Bret Yunker, Chief Financial Officer, will continue to serve in their current positions upon completion of the transaction and Eldorado’s corporate and operating management teams will retain their current roles and responsibilities post the closing of the transaction.

•	Our senior management leadership structure will not change as a result of this transaction.

4.	What does the combination of Eldorado and Caesars mean for me?

•	This combination is about diversification and growth.

•	Together, Eldorado and Caesars will have a number of key competitive advantages that we believe will drive significant benefits for our customers, team members and shareholders.

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We look forward to creating the leading national, multi-brand gaming and entertainment platform that will benefit from multiple iconic brands, growth driving initiatives with industry leading partners and a strong commitment to customer service.

•	We are committed to communicating important updates to you as we work through the process.

5.	Why is Eldorado’s name going to change to Caesars Entertainment?

•	Beyond the iconic Caesars Palace Las Vegas Strip property, the name Caesars Entertainment is known worldwide.

•	We will assume the Caesars name after the completion of the transaction to leverage the value of this iconic global brand and its legacy of leadership in the global gaming industry.

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While we have built a lot of equity over the years in the Eldorado brand and it will continue to be used at several of our properties, we will seek to leverage the Caesars brand to continue to grow recognition of our company around the world.

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While the name will change, we will not change our approach to property operations and how we interact with guests and provide them service. On the contrary, we intend to apply our core operating philosophy across the Caesars property portfolio following the completion of the transaction.

6.	What are the plans to integrate the two companies?

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The integration process will take some time, and over the coming weeks we plan to assemble a transition team comprised of leaders from both Eldorado and Caesars that will formulate a plan on how to best integrate the companies following completion of the transaction.

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We have had great success over the recent years in integrating other acquired entities and all Eldorado team members have been critical to this record of success which we expect to be the case again as we integrate the Caesars properties once the transaction closes.

•	It is still early in the process, but we will continue to update you regularly as we move forward.

7.	When will the combination be completed?

•	We expect the transaction to be completed in the first half of 2020, subject to shareholder and regulatory approvals and other customary closing conditions.

•	Until that time, Eldorado and Caesars will continue to operate and compete as two separate companies.

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During this period, it is imperative that we remain focused on our operations and customers in a manner that supports our property and corporate goals and our commitment to delivering superior service to our guests.

8.	What happens next?

•	Until the transaction closes, which we expect in the first half of 2020, Eldorado and Caesars will continue to operate and compete as independent companies.

•	There are several transaction approvals that we will be working on, but today’s announcement will have no immediate impact on our day-to-day operations. In short, it is business as usual.

•	We expect you to continue to deliver the superior guest service that our customers have come to value and trust.

9.	Where can I find additional information? How can I learn more about Caesars?

•	After today, we will continue to update you regularly with additional information as the process moves forward.

•	You can learn more about Caesars at their website: https://www.caesars.com/.

10.	Who can I contact if I have any more questions?

•	If you have any more questions, please do not hesitate to contact your manager.

11.	What do I do if I am asked about the transaction?

•	If you receive inquiries from the media or the investment community, please contact Anthony Carano, President and Chief Operating Officer at acarano@eldoradoresorts.com

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, Eldorado intends to file with the SEC a registration statement on Form S-4 (the “registration statement”) that will include a joint proxy statement of Eldorado and Caesars that also constitutes a prospectus of Eldorado and Caesars (the “joint proxy statement/prospectus”). Each of Eldorado and Caesars will provide the joint proxy statement/prospectus to their respective stockholders. Eldorado and Caesars also plan to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Eldorado or Caesars may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain a copy of the joint proxy statement/prospectus (when it becomes available), the registration statement (when it becomes available) and other relevant documents filed by Eldorado and Caesars without charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to (1) Eldorado Resorts, Inc. by mail at 100 West Liberty Street, Suite 1150, Reno, Nevada 89501, Attention: Investor Relations, by telephone at (775) 328-0112 or by going to the Investor page on Eldorado’s corporate website at www.eldoradoresorts.com; or (2) Caesars Entertainment Corporation by mail at Caesars Palace, One Caesars Palace Drive, Las Vegas, Nevada 89109, Attention: Investor Relations, by telephone at (800) 319-0047, or by going to the Investors page on Caesars’ corporate website at investor.caesars.com.

Certain Information Regarding Participants

Eldorado, Caesars and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Eldorado and Caesars stockholders in respect of the proposed transaction under the rules of the SEC. You may obtain information regarding the names, affiliations and interests of Eldorado’s directors and executive officers in Eldorado’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 1, 2019, and its definitive proxy statement for its 2019 Annual Meeting, which was filed with the SEC on April 26, 2019.

Investors may obtain information regarding the names, affiliations and interests of Caesars’s directors and executive officers in Caesars’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 22, 2019, and its proxy statement for its 2019 Annual Meeting, which was filed with the SEC on May 15, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of Eldorado and Caesars and are subject to uncertainty and changes in circumstances. These forward-looking statements include, among others, statements regarding the expected synergies and benefits of a potential combination of Eldorado and Caesars, including the expected accretive effect of the proposed transaction on Eldorado’s results of operations; the anticipated benefits of geographic diversity that would result from the proposed transaction and the expected results of Caesars’ gaming properties; expectations about future business plans, prospective performance and opportunities; required regulatory approvals; the expected timing of the completion of the proposed transaction; and the anticipated financing of the proposed transaction. These forward-looking statements may be identified by the use of words such as “expect,” “anticipate,” “believe,” “estimate,” “potential,” “should,” “will” or similar words intended to identify information that is not historical in nature. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. There is no assurance that the proposed transaction will be consummated, and there are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include: (a) risks related to the combination of Caesars and Eldorado and the integration of their respective businesses and assets; (b) the possibility that the proposed transaction with Caesars and the real estate transactions with VICI do not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; (c) the risk that the financing required to fund the proposed transaction is not obtained on the terms anticipated or at all; (d) potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; (e) potential litigation challenging the proposed transaction; (f) the possibility that the anticipated benefits of the proposed transaction, including cost savings and expected synergies, are not realized when expected or at all, including as a result of the impact of, or issues arising from, the integration of the two companies; (g) conditions imposed on the companies in order to obtain required regulatory approvals; (h) uncertainties in the global economy and credit markets and its potential impact on Eldorado’s ability to finance the proposed transaction; (i) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (j) diversion of management’s attention from ongoing business operations and opportunities; (k) the ability to retain certain key employees of Eldorado or Caesars; (l) risks associated with increased leverage from the proposed transaction; (m) changes in the value of Eldorado’s common stock between the date of the merger agreement and the closing of the proposed transaction; (n) competitive responses to the proposed transaction; (o) legislative, regulatory and economic developments; (p) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each party to consummate the proposed transaction; and (q) additional factors discussed in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Eldorado’s and Caesars’s respective most recent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q as filed with the Securities and Exchange Commission. Other unknown or unpredictable factors may also cause actual results to differ materially from those projected by the forward-looking statements. The forward-looking statements in this document speak only as of date of this document. These factors are difficult to anticipate and are generally beyond the control of Eldorado and Caesars. Neither Eldorado nor Caesars undertakes any obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required to do so by law.